UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on natural gas flow and processing

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Rio de Janeiro, November 16, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it signed today with Potiguar E&P S.A. (Potiguar E&P), a subsidiary of PetroReconcavo S.A., contracts for the flow and processing of the natural gas produced onshore by Potiguar E&P in the state of Rio Grande do Norte. The contracts include the right of use of the Guamaré Natural Gas Flow System (SEG Guamaré), the use of a natural gas processing plant in the UPGN Guamaré, as well as the sale, by Potiguar E&P, of natural gas condensate (C5+).

The agreement enables the market to be directly served by Potiguar E&P, which was the winner in a public tender for gas supply made by the Companhia Potiguar de Gás (Potigás) and signed a two-year contract, with the sale of 236,000 m³/d of natural gas as of 01/01/22.

The signing of the contracts with Potiguar E&P is another step towards the construction of an open, competitive and sustainable natural gas market. This measure is part of a set of actions that enable the diversification of players, resulting in increased competition and the reduction of Petrobras' participation in all links of the natural gas chain, in compliance with the commitments made to the Administrative Council for Economic Defense (CADE) in July 2019.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer